February 5, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           FluoroPharma Medical, Inc
Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-208196

Ladies and Gentlemen:

FluoroPharma Medical, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 9:00 a.m. on February 8, 2016, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours, FLUOROPHARMA MEDICAL, INC. By: /s/ Thomas H. Tulip Name: Thomas H. Tulip Title: President and Chief Executive Officer